UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For January 30, 2017

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
 *-
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20- F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” or “the company”)

TRADING STATEMENT FOR THE SIX MONTHS ENDED 31 DECEMBER 2016

Johannesburg. 30 January 2017: In terms of paragraph 3.4(b) of the Listings Requirements of the JSE Limited, a company listed on the JSE is required to publish a trading statement as soon as they are satisfied that a reasonable degree of certainty exists that the financial results for the period to be reported upon next will differ by at least 20% from the financial results for the previous corresponding period.

Shareholders of Harmony Gold Mining Company Limited (“Harmony” and/or “the Company”) are advised that a reasonable degree of certainty exist that earnings for the six months ended 31 December 2016 will be higher than for the six months ended 31 December 2015 (“the previous comparable period”), primarily due to an increase in the average gold spot price received, the recognition of a gain on the Hidden Valley acquisition and the gains recognised on the gold and currency hedges.

Headline earnings per share (“HEPS”) are expected to be between 139 and 160 cents per share, which is between 235% and 255% higher than the headline loss of 103 cents per share reported for the previous comparable period in 2015.

In US dollar terms, HEPS are expected to be between 10 and 11 US cents per share, which is between 230% and 255% higher than the headline loss of 8 US cents per share reported for the previous comparable period in 2015.

Earnings per share (“EPS”) are expected to be between 341 and 361 cents per share, which is between 434% and 454% higher than the loss of 102 cents per share reported for the previous comparable period.

In US dollar terms, EPS are expected to be between 24 and 26 US cents per share, which is between 436% and 465% higher than the loss of 7 US cents per share reported for the previous comparable period.

“We achieved all we set out to in the six months from 1 July 2016 to 31 December 2016. We improved our safety performance and increased production. Safe mines are profitable mines and profitable mines strengthen our margins”, said Peter Steenkamp, chief executive officer of Harmony.

The financial information on which this trading statement has been based, has not been reviewed or reported on by Harmony’s external auditors. Harmony will publish its financial results for the six months ended 31 December 2016 on 2 February 2017. Please refer to our website (www.harmony.co.za) for the details of our live results presentation to take place at 9:00 on the 2nd of February 2017 at the Hilton Hotel, Sandton.

Ends

For more details contact:

Marian van der Walt
Executive: Corporate and Investor Relations
+27 (0) 82 888 1242 (mobile)

30 January 2017
Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: January 30, 2017	By:	/s/ Frank Abbott
Name Frank Abbott
Title Financial Director